EXHIBIT 10.44

February 9, 2006

Paul D. Warenski

Dear Paul:

It is my pleasure to offer you the position of Senior Vice President, General Counsel at Intraware, Inc., reporting to Wendy Nieto, Executive Vice President, CFO. Your annual base salary will be $200,000.00 to be paid semi-monthly. You will be eligible to participate in the Company Bonus Plan targeted at an annual amount of 30% of your base salary. In addition, and subject to the approval of the Board of Directors, we would like to offer you an option to purchase 25,000 shares of Intraware stock. One-fourth of the shares will vest on the first anniversary of the grant date, and the remaining shares will vest ratably over the subsequent three years.

In addition, if you accept this offer, Intraware will enter into its standard form of change of control severance agreement with you.  The agreement will provide that if there is a change of control of Intraware, and your employment is terminated without cause within twelve months following the change of control or the announcement of the change of control, Intraware will provide to you:

    a cash payment equal to (i) 100 percent of your annual salary and annual target bonus if the change of control or announcement of the change of control occurs within one year after your employment start date at Intraware, or (ii) 50 percent of your annual salary and annual target bonus if the change of control or announcement of the change of control occurs after the first anniversary of your employment start date at Intraware;

    100 percent of your health, dental and life insurance, including benefits paid to any dependents, through the earlier of (a) twelve months from the date of your termination or the date you first become covered by another employer's group health, dental or life insurance plans providing comparable benefits and coverage, if the change of control or announcement of the change of control occurs within one year after your employment start date at Intraware, or (b) six months from the date of your termination or the date you first become covered by another employer's group health, dental or life insurance plans providing comparable benefits and coverage, if the change of control or announcement of the change of control occurs after the first anniversary of your employment start date at Intraware; and

    full vesting of all of your unvested Intraware stock options.

Our benefits package includes the following:

  Full health and dental benefits, which at this time are of no cost to you and your dependents. Disability and life insurance are also included.

  A 401(k) program.

  An Employee Stock Purchase Plan.

  Ten paid holidays including two floating holidays.

Your employment will be contingent upon signing an Employment, Confidential Information, Invention Assignment, and Arbitration Agreement and upon completion of a background check found acceptable by Intraware. In addition, Federal law requires U.S. employers to verify that all new employees are eligible to work in the United States. Please refer to the forthcoming I-9 form concerning these requirements.

Your employment at Intraware, Inc. is for an unspecified duration and constitutes "at-will" employment. Intraware, Inc. reserves the right to terminate your employment at any time; likewise, you are free to terminate your employment with the organization at any time.

Please signify your acceptance of our offer by signing the enclosed copy of this letter in the space provided below. Please fax a copy of this letter to me at 925-253-4503 and return the original to me as soon as possible.

We look forward to your acceptance and to a mutually beneficial and rewarding relationship.

This offer expires end of business day, Tuesday, February 14, 2006.

Sincerely,

(via e-mail)

Melinda Ericks
Director, Human Resources

Please acknowledge your acceptance of our offer of employment by signing below:

/s/ Paul Warenski Paul Warenski	February 13, 2006 Date

March 6, 2006
Start Date